UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       (UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934)


                       INDUSTRIAL DATA SYSTEMS CORPORATION
                 (Name of Small Business Issuer in its Charter)

           NEVADA                                   76-0157248
(State or other jurisdiction of          (I.R.S. Employer Identification No.)
incorporation or organization)


600 CENTURY PLAZA DRIVE, BUILDING 140
HOUSTON, TEXAS                                        77073-6016
(Address of principal executive offices)              (Zip Code)

Issuer's Telephone Number:                (281) 821-3200

           SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:

           Title of each class             Name of each exchange on which
           to be so registered             each class is to be registered

                     None                               None

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                  COMMON STOCK:
                           75,000,000 $.001 PAR VALUE

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                                     PART I


           THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONNECTION WITH THE MORE DETAILED INFORMATION CONTAINED HEREIN AND IN THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS, AND THE NOTES THERETO, INCLUDED ELSEWHERE IN THIS REGISTRATION STATEMENT. THE DISCUSSION IN THIS REGISTRATION STATEMENT CONTAINS FORWARD LOOKING STATEMENTS WHICH INVOLVE RISKS AND OTHER UNCERTAINTIES. REFERENCES TO THE "COMPANY" OR TO "IDS" REFER TO INDUSTRIAL DATA SYSTEMS CORPORATION.

BUSINESS

GENERAL

           Industrial Data Systems Corporation ("IDS") was incorporated in the State of Nevada in June 1994. The Company's principal executive offices are located at 600 Century Plaza Drive, Building 140, Houston, Texas 77073. The Company's telephone number is (281) 821-3200.

           IDS has never filed for protection under the bankruptcy protection act, nor has the Company or any of its assets been in receivership or any other similar proceedings.

           The Company's revenue is derived from two operating segments: the Industrial Products Division ("IPD") and the IDS Engineering Division ("IED"). The IPD is a provider of specialized microcomputer products that are targeted to be sold to the industrial market. The IPD manufactures and sells industrial and portable computers, microcomputers and color CRT monitors under the Company's trade name, which include the SafeCase Series 3000, 4000, 5000 and 7000. The microcomputer and peripheral products are designed to be used in industrial applications, which include manufacturing, process control, discrete manufacturing, data acquisition and man-machine interfaces. The computers and monitors that are manufactured by the Company are different from conventional, commercial desktop and portable computers by its architecture, packaging, functionality, integration services and value-added software. The computer products manufactured by the IPD are "open systems" that support "off-the-shelf" software operated under DOS or Windows. The Company also derives revenue from the integration and resale of industrial computer products manufactured by other companies.

           The IPD positions itself to provide engineered industrial personal computers. The IPD adds value to standard computer components by packaging these components in enclosures which withstand tough environmental conditions and/or enclosures that have a special form factor. The Company also adds value by integrating and technically supporting advanced microcomputer systems.

           The IDS Engineering Division ("IED") offers engineering services to the pipeline division of major integrated oil companies. These services are performed on facilities that include cross-country pipelines, pipeline pump stations, compressor stations, metering facilities, underground storage facilities, tank storage facilities and product loading terminals. The management team of the IED has the capability of developing a project from the initial planning stages through detailed design and

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construction management. The services provided include project scoping, cost estimating, engineering design, material procurement, mechanical fabrication, in addition to project and construction management.

           The IED has ten blanket service contracts currently in place to provide services on a time and materials reimbursable basis. The IED also performs services for its clients on a turnkey lump sum basis. The Company has a long standing relationship with Exxon Pipeline Company, Arco Pipeline Company, Marathon Pipeline Company and Texas Eastern Products Pipeline Company. New business relationships with other major oil companies are developed through in-house personnel.

ACQUISITION OF INDUSTRIAL DATA SYSTEMS, INC.

           On August 1, 1994, the Company entered into an agreement to purchase all of the issued and outstanding shares of Industrial Data Systems, Inc., a Texas corporation, in a tax-free exchange of Common Stock. The Company issued 9,500,000 shares of its Common Stock to William A. Coskey and Hulda L. Coskey, with each individual beneficially holding 4,762,800, and 4,750,000, respectively. William A. Coskey and Hulda L. Coskey beneficially held all of the issued and outstanding shares of the Common Stock of Industrial Data Systems, Inc., a Texas corporation, at the time of the acquisition. William A. Coskey held the positions of Chairman of the Board, Chief Executive Officer and President of Industrial Data Systems, Inc., and Hulda L. Coskey held the positions of Director, Vice President and Secretary/Treasurer of Industrial Data Systems, Inc. The executive officers, management team and beneficial ownership of securities held by the executive officers were the same in both companies at the time of the transaction.

ACQUISITION OF THERMAIRE, INC.

           The Company entered into an Agreement with the owners of Thermaire, Inc. on August 15, 1995 to acquire Thermaire, Inc. in a contingent purchase transaction. The Company issued 600,000 shares of Common Stock which are currently held in an escrow account pending completion of the acquisition by the Company exercising its option to pay $600,000 and obtain a release of the shares. The Company's option to acquire Thermaire, Inc. will expire on February 15, 1997. In connection with this transaction, the Company has entered into an agreement to purchase the facilities of Thermaire, Inc., subject to the completion of the contingent purchase transaction for cash consideration of $500,000, on or before February 15, 1997. The Company exercised its option to purchase Thermaire, Inc., effective as of December 31, 1996, with the delivery of all documentation and funds to occur and be fully exchanged on February 15, 1997.

INTRODUCTION OF SAFECASE SERIES 400

           On August 14, 1996, the Company announced the introduction of the SafeCase Series 400 computer as its latest entry into the industrial portable computer market. This computer is the industrial equivalent of a contemporary commercial grade notebook computer. The size of the computer is 9" wide by 12" in length and 5" in height and provides the same basic footprint as commercial grade laptop computers, and complements the performance, durability and reliability of the Company's other

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industrial computers. The SafeCase Series 400 is designed to be utilized in an environment with mild and severe weather conditions, from light rain to gusting winds and temperatures ranging from nine to 50 degrees Celsius, and is constructed to withstand shock at 10G and vibration loads of 0.5mm within a five to 100 Hz range. The SafeCase Series 400 is a fully featured portable computer with an introduction price of $3,995. Initial deliveries of this computer are scheduled to commence during the first quarter of 1997.

           The Company plans to increase sales through the introduction of additional computer products in 1997, and it is in the process of researching complementary computer products which are suitable to the industrial computer market.

INDUSTRY OVERVIEW

           The market for computer products and services has experienced significant growth in recent years and the use of such products and services within organizations has been impacted by several concurrent trends. The introduction of LANs (local area networks) and WANs (wide area networks) has allowed organizations to supplement or replace expensive, centralized mainframe computer systems with more flexible and affordable PC-based client/server platforms. The emergence of widely accepted industry standards for hardware and software has increased the acceptance of open architecture LANs and WANs which can and frequently do contain products from numerous manufacturers and suppliers. Industrial personal computers and workstations are displacing other controllers in a growing number of applications. Suppliers of office grade (white box) personal computers have a price advantage. However, the necessity of "hardened" units for difficult industrial environments ensures growth in the sales of industrial personal computers and workstations.

           The worldwide industrial personal computer and workstation industry is one that predominantly services OEM and systems integrator applications. Growth is expected to be slightly higher for OEM and systems integrator applications than for end-user applications. Quality, reliability, shock resistance and speed of operation are key factors of significance for the user. The ability of the user to use the industrial personal computer in rugged environments, such as harsh office, light industrial and heavy industrial applications is also essential.

           Users have needs and expectations that will affect product designs in the industrial computer market. The type of backplane that is used, is of critical importance as it affects ruggedness, expandability and price. The supply side of the market is moving in diverse directions depending on price and performance. High-end industrial personal computer and workstation vendors are shifting more to active backplanes in order to lower prices, while low-end vendors are continuing to use predominantly passive backplanes to meet user demands for expansion and ease of servicing.

           The industrial personal computer market is following the desktop market in terms of bus architectures with industrial modifications. The ISA (Industry Standard Architecture) bus will remain the industry standard for primary buses, and will be integrated in hybrid form with PCI (Peripheral Component Interconnect) in a large percentage of shipments. The average number of board expansion slots is expected to increase over the next five years. The number of PCMCIA slots is expected to

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remain the same, but more industrial PCI computers and workstations will have these features. The industrial personal computer and workstation market is moving heavily in the direction of Pentium, which will be followed by P-6, P-7 and Power PC microprocessors.

           The most popular enclosure type for industrial personal computers and workstations is rack mount. Panel mount is the second most popular enclosure for light and heavy industrial conditions, and third most popular for harsh office conditions. Bench top, desktop and tabletop is the second most popular for harsh office, and the third most popular enclosure type for light and heavy industrial environments. Relative use of these enclosures are expected to shift only slightly over the next five years, as are those of lesser used pedestal mounts, hand held, notebooks and luggable portables.

           Distribution channels for computer products changed significantly commencing in the early 1990's. During that period, many manufacturers of computers began to scale back their sales forces and, in order to ensure the continued wide distribution of their products, started to offer their products to wholesale computer distributors which previously had sold only software and peripheral equipment. In addition, manufacturers also began allowing resellers to purchase products from more than one distributor, a practice known as "open sourcing". Expanding computer sales to distributors and allowing open sourcing intensified price competition among suppliers.

           Rapid technological improvements in computer hardware and the introduction of new software operating systems have also created the need to expand or upgrade existing networks and systems. At the same time, price decreases have made such networks and systems affordable to a larger number of organizations. The Company believes that these trends have increased the general demand for computer products and related information technology services.

           The advent of open architecture networks has also impacted the market for information technology services. Wider use of complex networks involving a variety of manufacturer's equipment, operating systems and application software has made it increasingly difficult to diagnose problems and maintain the technical knowledge and repair parts necessary to provide support services. Increasingly, organizations seeking computer products often require prospective vendors not only to offer products from many manufacturers and suppliers, but to have available and proficient service expertise to assist them in product selection, system design, installation and post-installation assistance and service. The Company believes that the ability to offer customers a comprehensive solution to their information technology needs, including the ability to work within its customers' industrial environments as integral members of their management information system staff, are increasingly important in the marketplace.

BUSINESS STRATEGY

           The Company intends to increase market share and market penetration through its existing product line, and also increase its sales through strategic relationships with other computer manufacturers. On September 20, 1996, the Company announced that it had entered into a Volume Purchasing Agreement with Texas Microsystems, a division of Sequoia Systems, Inc. Under the terms of the Purchasing Agreement, the Company will purchase OEM subsystems from Texas Microsystems and act as an authorized systems integrator for their industrial computer products. Texas Microsystems

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is a leading manufacturer of industrial computer CPU boards and chassis products. The Company is actively pursuing similar OEM contracts with several major suppliers in the industrial computer and desktop workstation marketplace.

           The Company also intends to continue to pursue potential acquisitions of complementary businesses. The success of this strategy depends not only upon the Company's ability to acquire complementary businesses on a cost-effective basis, but also upon its ability to integrate acquired operations into its organization effectively, to retain and motivate key personnel and to retain customers of acquired firms. No specific acquisitions are being negotiated or planned as of the date of this Registration Statement and there can be no assurance that the Company will be able to find suitable acquisition candidates or be successful in acquiring or integrating such businesses. Furthermore, there can be no assurance that financing required for any such transactions will be available on satisfactory terms.

           In order to achieve its growth objective, the Company intends to commence with the expansion of its national marketing network to increase sales of its current line of proprietary industrial computer products. This expansion into new locations within the United States will require additional in-house sales personnel and sales representatives.

PRODUCTS

           INDUSTRIAL PRODUCTS DIVISION

           The Company's Industrial Products Division ("IPD") provides Intel microprocessor-based microcomputer systems and system components that are extremely dependable and can withstand harsh weather conditions and demanding work environments. These computer systems are designed to withstand a wide fluctuation in temperatures, shock waves, vibration, electromagnetic and radio frequency interference, in addition to airborne dust particles and excessive moisture.

                     SAFECASE SERIES 3000

           The SafeCase Series 3000 is a microcomputer designed to be operated at sites where temperature, vibration and airborne dust particles are of primary concern. This microcomputer is designed to accommodate either active motherboard CPUs or passive backplanes with plug-in CPUs. Being extremely adaptable, it can be configured to accommodate various types of CPU boards, in addition to the installation of various floppy and hard drives. The microcomputer enclosure is constructed of 16 gauge steel and is pressurized by a filtered push-pull fan cooling system to prevent dust particles and other matter from entering into the computer. All of the computer components are modularly installed and shock mounted. The SafeCase Series 3000 is suitable for installation in a standard 19" equipment rack.

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                     SAFECASE SERIES 4000

           The SafeCase Series 4000 is a durable, rugged portable computer designed to be operated under extremely harsh environmental conditions normally encountered at industrial and commercial locations. The computer is constructed with a four slot passive backplane and three full-size open bus slots to allow the user to customize it with industry standard add-in boards. These computers are designed with dual cooling fans to control heat build-up, are fully gasketed to prevent the penetration of moisture and dust particles, and has a shock mounted disk drive which together enhance its service life. The locations and sites under which these computers are generally operated are unlike the environmental conditions under which the plastic notebook and laptop computers are operated. To complement the durability of the SafeCase Series 4000, its sturdy aluminum carrying case has been designed to withstand excessive mechanical loads.

                     SAFECASE SERIES 5000

           The SafeCase Series 5000 is a color CRT computer monitor designed with a resolution of 1024 x 768 pixels, positive pressure fan and filter which protects against internal damage from airborne dust particles, and is mountable in a 19" equipment rack. This monitor can be interfaced with a touch screen adapter. The color CRT computer monitor is available in 14" and 20" diagonal models.

                     SAFECASE SERIES 7000

           The SafeCase Series 7000 is a microcomputer designed for applications which require an industrial computer to be mounted on a wall or attached to machinery or other equipment. The features of this microcomputer include a six slot passive backplane and plug-in CPU board, a positive pressure, filtered cooling system, two drives which will accommodate either floppy or hard disks in addition to a 150 watt power supply.

IPD PRODUCT DEVELOPMENT

           The Company's engineering strategy is to continue to develop differentiated microprocessor based capabilities that can be delivered in "open-systems" using industry standard technology. Through this product development strategy, the Company is able to provide highly reliable and readily available microcomputers that are compatible with "off-the-shelf" application software and hardware. These microcomputers can also provide a much greater degree of system availability to users by focusing on reliability as its main feature.

           Product development during calendar 1997 will be concentrated on the completion of and revisions to the previously announced SafeCase 400 product. Revisions will also be made to the current SafeCase 4000 product line to increase functionality and reduce cost. In addition, the Company will continue to extend its products offerings to include high-end computer platforms. These enhancements will include the latest Pentium, Pentium Pro and/or Sun Sparc processors.

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SALES AND MARKETING

           IPD

           Revenues derived from the IPD are approximately 53% in-house direct sales, approximately 42% from sales representatives and approximately 5% from catalog distributors sales.

           IED

           Revenues derived from the Company's IED are 100% direct in-house sales.

           DIRECT SALES

           The Company's SafeCase Series of computer products are primarily marketed through commissioned third-party sales representatives. These sales representatives are teamed with in-house sales managers and are assigned to territories within the United States. The Company believes that this method of selling leads to increased account penetration, proper management of its products, and enhanced customer service which create and maintain the foundation for long-term relationships with its customers. The Company's in-house sales personnel receive a salary in addition to commission, which is based upon a percentage of their sales. The Company believes that its past and future growth depends in large measure on its ability to attract and retain qualified sales representatives and sales management personnel. The Company promotes its products and services through general and trade advertising, participation in trade shows and through telemarketing. The Company believes that a significant percentage of new customers of its SafeCase Series of computer products originates through word-of-mouth referrals from existing customers and industry members, such as manufacturers representatives. Additionally, the sales personnel of its IPD seek to capitalize on customer relationships that have been developed by its IED personnel. Sales leads developed by this synergy are then jointly pursued. The IPD's customer base of over 200 accounts consists primarily of Fortune 500 companies in all industry segments within the United States.

           OTHER METHODS OF SALES

           Sales of the IPD are primarily through commissioned sales representatives and its in-house direct sales force. The Company also has an arrangement with two catalog distributors that offer industrial computer products and related peripherals. The SafeCase 4000 product is sold through catalog distribution. This method of sales currently accounts for approximately 5% of IPD's total revenue.

           All in-house sales personnel are located at the Company's principal executive offices in Houston, Texas. The IPD does not anticipate hiring direct regional sales managers who would be located in other states.

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           GOVERNMENT CONTRACTS

           Sales to branches of the United States government have accounted for less than 1% of total revenue.

CUSTOMERS

           The Company's top ten customers (which varied from period to period) accounted in the aggregate for approximately 76%, 90% and 86% of the Company's total revenue during 1994, 1995 and the nine month period ended September 30, 1996, respectively. The Company had one customer that accounted for 39%, 62% and 40% of the Company's total revenue for the same periods. Based upon historical results and existing relationships with customers, the Company believes that a substantial portion of its total revenue and gross profit will continue to be derived from sales to existing customers. There are no long-term commitments by such customers to purchase products or services from the Company. Sales of the Company's computer products are typically made on a purchase order basis. A significant reduction in orders from any of the Company's largest customers could have a material adverse effect on the Company's financial condition and results of operations. Similarly, the loss of any one of the Company's largest customers or the failure of any one of such customers to pay its accounts receivable on a timely basis could have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that the Company's largest customers will continue to place orders with the Company or that orders by such customers will continue at their previous levels. There can be no assurance that the Company's customers for its engineering services will continue to enter into contracts with the Company for such services or that existing contracts will not be terminated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- "Business" and "Customers."

CUSTOMER SERVICE AND SUPPORT

           The Company provides service and technical support to its customers in varying degrees depending upon the product line and on customer contractual arrangements. The Company's Houston based technical support staff provides initial telephone trouble shooting services for end-user customers and distributors. These services include isolating and verifying reported product failures, authorizing product returns and tracking completion of repaired goods in support of customer requirements. Technical support also provides on-site engineering support in the event that a technical issue can not be resolved over the telephone. The Company generally provides end-user purchasers of its systems with a one year warranty.

DEPENDENCE UPON SUPPLIERS

           The Company's business depends upon its ability to obtain an adequate supply of products and parts at competitive prices and on reasonable terms. The Company's suppliers are not obligated to have products on hand for timely delivery to the Company nor can they guarantee product availability in sufficient quantities to meet the Company's demands. There can be no assurance that such products will be available as required by the Company at prices or on terms acceptable to the Company. The

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Company procures a majority of its computers, computer systems and computer components from distributors in order to obtain competitive pricing, maximize product availability and maintain quality control. In some cases, the Company's computer components are purchased through a single source. The Company does not always have a long term purchasing contract in place to purchase computer components from single sources. In the normal course of business, the Company executes blanket purchase orders with its major suppliers for a period of one year in order to maintain competitive pricing and service. The purchase orders include provisions for the delivery, on a monthly basis, of an adequate supply of computer parts to fulfill the Company's orders for a one year period.

           The Company relies on a few key contract manufacturers for the manufacture of some components used in the assembly of its microcomputers. Although such subcontracting arrangements offer cost and capacity advantages, and would eliminate the need to incur certain capital expenditures associated with manufacturing, reliance on third party manufacturers gives the Company less control over the manufacturing process for these components than if it undertook such activities itself. Any failure of such subcontractors to manufacture and deliver components as planned, or any problems with the quality of such components, could have a material adverse effect on the Company's operations.

           The Company purchases from other manufacturers substantially all peripheral devices and components used in its products. A majority of the components and peripherals are available from a number of different suppliers, although certain major items are procured from single sources. The Company believes that alternate sources could be developed for such single source items, if necessary, however, in the event that certain peripheral or component shortages were to occur, it could have an adverse effect on the Company's operations.

           There can be no assurance that the Company will be able to continue to obtain the necessary computer components from its single sources on terms acceptable to the Company, if at all. There can be no assurance that such relationship will continue or that, in the event of a termination of its relationship, it would be able to obtain alternative sources of supply without a material disruption in the Company's ability to provide products to its customers. Any material disruption in the Company's supply of products would have a material adverse effect on the Company' financial condition and results of operations.

RAPID TECHNOLOGICAL CHANGE

           The business in which the Company competes is characterized by rapid technological change and frequent introduction of new products and product enhancements. The Company's success depends in large part on its ability to identify and obtain products that meet the changing requirements of the marketplace. There can be no assurance that the Company will be able to identify and offer products necessary to remain competitive or avoid losses related to obsolete inventory and drastic price reductions. The Company attempts to maintain a level of inventory required to meet its near term delivery requirements by relying on the ready availability of products from its principal suppliers. Accordingly, the failure of the Company's suppliers to maintain adequate inventory levels of computer products demanded by the Company's existing and potential customers and to react effectively to new product introductions could have a material adverse affect on the Company's financial condition and

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results of operations. In addition, certain of its computer products are subject to manufacturer or distributor allocations, which limit the number of units available to the Company, therefore, there can be no assurance that the Company will be able to offer new products or product enhancements in sufficient quantities to satisfy customer demand. Failure of the Company to gain sufficient access to new products or product enhancements could also have a material adverse affect on the Company's financial condition and results of operations.

PATENTS, TRADEMARKS, LICENSES

           The Company's success depends in part upon its proprietary technology, and relies primarily on trade secrecy and confidentiality agreements to establish and protect its rights in its proprietary technology. The Company does not own the rights to any U.S. or foreign patents. There can be no assurance that the Company's present protective measures will be adequate to prevent unauthorized use or disclosure of its technology or independent third party development of the same or similar technology. Although the Company's competitive position could be affected by its ability to protect its proprietary and trade secret information, the Company believes other factors, such as the technical expertise and knowledge of the Company's management and technical personnel, and the timeliness and quality of support services provided by the Company, to be more significant in maintaining the Company's competitive position.

EMPLOYEES

           As of December 31, 1996, the Company employed approximately 48 individuals. Of these, approximately four were employed in sales, marketing and customer services, 40 were employed in engineering and technical production positions and four were employed in administration, finance and MIS. The Company believes that its ability to recruit and retain highly skilled and experienced technical, sales and management personnel has been, and will continue to be, critical to its ability to execute its business plan. None of the Company's employees are represented by a labor union or are subject to a collective bargaining agreement. The Company believes that relations with its employees are good.

COMPETITION

           The Company competes against various companies across its different product lines. The Company's line of industrial portable computers compete with products manufactured by Fieldworks, Dolch and Kontron. The Company's industrial computer products which are mountable in a 19" equipment rack compete with products from Advantek, Contec and Industrial Computer Source. There is also competition from much larger suppliers of commercial grade computers, such as Compaq, Dell, Toshiba and IBM. This commercial competition effectively sets pricing for the Company's product line, since the Company's customers are willing to pay a premium for industrial grade computers which is usually limited to approximately two times the equivalent of commercial grade products.

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           The Company believes that its products compete effectively based on its engineering responsiveness to specific industrial market requirements, the resulting functional specialization of its products, and its strategy of focusing on relatively "sheltered" market niches where major competitors have difficulty in tailoring their offerings to specific application requirements. These strategies help offset the greater name recognition and broader service and support resources of the Company's major competitors.

           The Company is engaged in business activities that are targeted to industrial markets which are less competitive and typically generate greater profit margins. The Company believes that the principal competitive factors in the business in which it operates are price and performance, product availability, technical expertise, adherence to industry standards, financial stability, service support and reputation. The pricing competition for the Company's IPD segment is from large manufacturers of commercial grade computer products. The IPD's pricing of its computer product line is governed by pricing in the commercial market. The pricing competition of the IED segment has intensified as a result of an increase in temporary personnel contracting agencies who can perform services at a higher volume level and lower profit margin. Some of the Company's current and potential competitors have longer operating histories and financial, sales, marketing, manufacturing, distribution, technical and other competitive resources which are substantially greater than those of the Company. As a result, the Company's competitors may be able to adapt more quickly to changes in customer demands or to commit resources to sales and service of its products than the Company has available. Such competitors could also seek to increase their presence in the markets where the Company is providing sales and services by creating strategic alliances with other competitors of the Company, by offering new or improved products and services to the Company's customers or increasing their efforts to gain and retain market share through competitive pricing.

FACILITIES

           The Company does not own any real property and currently leases all of its existing facilities. The Company leases its principal executive offices in Houston, Texas, which consists of approximately 18,155 square feet that has been divided into administrative offices, computer production operations and warehouse facilities. This lease will expire on August 31, 2000. The Company also leases office space which consists of approximately 180 square feet in Clarksburg, West Virginia, for the purpose of providing an office facility for engineering and technical employees who reside in that State. This lease will expire on May 31, 1997. The Company believes that suitable facilities will be available as needed.

HISTORY

           Industrial Data Systems, Inc., a Texas corporation, was incorporated in May 1985, to provide engineering consulting services to the pipeline divisions of major integrated oil companies. The Company grew slowly to ten employees in 1989. At that time, a strategic decision was made by management to enter the industrial computer marketplace. In 1989, the Company designed and built its first industrial computer and in 1991, hired its first marketing manager. The Company continued

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to support both businesses and developed its industrial computer business through nationwide advertising. Its product sales grew through the creation of new product lines.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

           The following discussion is qualified in its entirety by, and should be read in conjunction with, the Company's Consolidated Financial Statements including the Notes thereto, included elsewhere in this Registration Statement.

OVERVIEW

           The Company was formed in 1985 to engage in the business of providing engineering consulting services to the pipeline divisions of major integrated oil and gas companies. For the period 1985 through 1989, most of its revenues were derived from the IED segment. In 1989, the Company introduced its IPD segment and has continued to introduce new products to the marketplace. The IPD segment has generated sales as a percent of total revenue of 55%, 30% and 34.8%, for 1994, 1995 and the nine months of 1996, respectively, while the IED segment has generated sales as a percent of total revenue of 45%, 70% and 65.2% for the same period.

           The Company commenced operations at its current facility on February 1, 1994. The computer products are assembled and distributed from its facility in Houston, Texas.

           The gross margin varies between each of its operating segments. Computer product sales have produced a gross margin ranging from 26.8% to 35.4% over the past two years and nine months ended September 30, 1996, due to the intense price competition characteristic of the computer products market. The gross margin for pipeline engineering services, which reflects direct labor costs, has ranged from 29.1% to 37.5% for the same period. The variation is primarily attributable to the pricing and the mix of services provided, and to the level of direct labor as a component of cost during any given period. The gross margin for Industrial Data Systems Corporation, which includes both product sales and pipeline consulting services, has varied between 29.2% and 36.4% since 1994. This variation reflects the different mix of product sales and the amount of revenue derived from pipeline engineering consulting services from period to period. The gross margin for computer product sales was 34.1% for the nine months ended September 30, 1996, primarily due to the Company's decision to lower gross margin requirements in order to increase sales volume, coupled with one higher margin sale. Revenue from computer product sales accounted for 34.8% of the Company's total revenue for the nine months ended September 30, 1996. The gross margin for pipeline engineering consulting services was 29.1% for the nine months ended September 30, 1996, primarily due to an increase in payroll expense not being offset by an increase in billing rates to customers. Revenue from pipeline engineering consulting services accounted for 65.2% of the Company's total revenue for the nine months ended September 30, 1996.

           The Company's largest supplier, Microbus, Inc., a vendor of CPU boards accounted for approximately 18% of total purchases for the nine months ended September 30, 1996. The CPU boards are purchased on individual purchase orders. The Company does not have a long term contract with Microbus, Inc. to purchase the CPU boards. In the event that this supplier could not provide CPU boards to the Company, the Company believes that it would not have an adverse affect on the Company's results of operations due to an abundance of suppliers of CPU boards in the marketplace.

RESULTS OF OPERATIONS

           The following table sets forth, for the periods indicated, certain financial data derived from the Company's consolidated statements of operations and indicates percentage of total revenue for each item.

                                                                                                         NINE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                                                        -----------------------                            -------------
                                                        1994                    1995                 1995                 1996
                                                        ----                    ----                 ----                 ----
                                                  AMOUNT         %        AMOUNT       %       AMOUNT       %       AMOUNT       %
                                                -----------    -----    ----------   -----   ----------   -----   ----------   -----
Revenue:
  Computer Products .........................   $   941,477     55.0    $1,354,888    29.9   $1,023,377    29.2   $1,443,425    34.8
  Consulting Services .......................       770,179     45.0     3,170,298    70.1    2,485,753    70.8    2,709,084    65.2
                                                -----------    -----    ----------   -----   ----------   -----   ----------   -----
     Total revenue ..........................     1,711,656    100.0     4,525,186   100.0    3,509,130   100.0    4,152,510   100.0

Gross Profit:
  Computer Products .........................       334,400     35.5       372,466    27.5      329,687    32.2      492,462    34.1
  Consulting Services .......................       288,784     37.5       947,017    29.9      818,312    32.9      788,071    29.1
                                                -----------    -----    ----------   -----   ----------   -----   ----------   -----
     Total gross profit .....................       623,184     36.4     1,319,483    29.2    1,147,999    32.7    1,280,533    30.8

Selling, general and
administrative expenses .....................       313,280     18.3       833,473    18.4      532,582    15.2      907,341    21.9
Depreciation ................................         5,988      0.3        17,631     0.4       13,395     0.4       21,691     0.5
                                                -----------    -----    ----------   -----   ----------   -----   ----------   -----
    Operating income ........................       303,916     17.8       468,379    10.3      602,022    17.1      351,502     8.5


Other income (expense) ......................        (4,942)    (0.3)      143,153     3.2      100,034     2.9      136,152     3.2
                                                -----------    -----    ----------   -----   ----------   -----   ----------   -----
     Income before provision
     for income taxes .......................       298,974     17.5       611,532    13.5      702,056    20.0      487,654    11.7
Provision for income taxes ..................        56,855      3.3       244,109     5.4      263,000     7.5      179,098     4.3
Pro forma income taxes ......................        56,230      3.3          --      --           --      --           --      --
                                                -----------    -----    ----------   -----   ----------   -----   ----------   -----
     Net income after pro
    forma income taxes ......................   $   186,859     10.9    $  367,423     8.1   $  439,056    12.5   $  309,656     7.4
                                                ===========    =====    ==========   =====   ==========   =====   ==========   =====

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

           TOTAL REVENUE. Total revenue increased $643,380, or 15% from $4,152,510 for the nine months ended September 30, 1996, when compared to $3,509,130 for the same period in 1995. Revenue from computer products, which comprised 34.8% of total revenue, increased 29.2%. The increase in computer products revenue was generally attributable to increased sales of its SafeCase 4000 product. Revenue from consulting services, which comprised 65.2% of total revenue, increased 15%. Revenue from pipeline engineering consulting services increased as a result of additional blanket service contracts with new clients. The IED had much greater diversity in its client base, with an increase from one to six clients during the nine months ended September 30, 1996, as compared to the same period in 1995.

           GROSS PROFIT. Gross profit increased by $132,534 or 11.5% from $1,147,999 in the first nine months of 1995 to $1,280,533 in the first nine months of 1996, while gross margin decreased from 32.7% in the first nine months of 1995 to 30.8% in the first nine months of 1996. The gross margin for the IED decreased from 32.9% in 1995 to 29.1% in the corresponding period in 1996. The decrease was attributable to an increase in payroll expense not being offset by an increase in billing rates to clients. The gross margin for the IPD increased from 32.2% in the first nine months of 1995 to 34.1% for the same period in 1996. This increase was primarily attributable to a sales blend of products that have higher gross margins.

           SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $334,809 or 37% from $532,582 in the first nine months of 1995 to $907,341 in the corresponding period in 1996. As a percentage of total revenue, selling, general and administrative expenses increased from 15.2% in the nine months ended September 30, 1995 to 21.9% for the corresponding 1996 period. Of the dollar increase a large portion, or 5.8% was attributable to an increase in personnel, compensation costs and lease expenses which were expended in anticipation of future growth.

           OPERATING INCOME. Operating income decreased by $250,520 or 41.6% from $602,022 in the first nine months of 1995 to $351,502 in the same period in 1996. Operating income decreased as a percentage of total revenue from 17.1% in the 1995 period to 8.5% in the 1996 period. The decrease in operating income was a result of a decrease in the gross profit of the IED, coupled with increased selling, general and administrative expenses.

           OTHER INCOME (EXPENSE). Other income increased by $36,118 or 36.1% from $100,034 in the first nine months of 1995 to $136,152 in the first nine months of 1996. This increase was primarily due to gains in marketable securities, which were slightly offset by additional interest expense due to higher utilization of the Company's line of credit.

           NET INCOME. Net income decreased by $129,500 or 29.5% from $439,056 in the 1995 period to $309,556 in the 1996 period. Net income as a percentage of total revenue decreased from 12.5% in the first nine months of 1995 to 7.5% in the same period in 1996.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

           TOTAL REVENUE. Total revenue increased by $2,813,530 or 164.4% from $1,711,656 in 1994 to $4,525,186 in 1995. Revenue from the IPD, which comprised 29.9% of total revenue in 1995 increased by $413,411 or 43.9%. The increase in IPD revenue was generally attributable to increased sales to new and existing customers which resulted from the hiring of additional sales personnel, in addition to the introduction of new product lines. Revenue from the IED which comprised 70.1% of total revenue in 1995 increased by $2,400,119 or 311.6%. The increase in IED revenue was primarily attributable to increased project activity of its only customer.

           GROSS PROFIT. Gross profit increased by $696,299 or 111.7% from $623,184 in 1994 to $1,319,483 in 1995. The gross margin for the IED decreased from 37.5% in 1994 to 29.9% in 1995. The gross margin for IPD decreased from 35.5% in 1994 to 27.5% in 1995. In anticipation of future growth, management made a decision to increase the manufacturing capabilities of the IPD, which affected the gross margin due to increased personnel and related costs.

           SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $520,193 or 166.1% from $313,280 in 1994 to $833,473 in 1995. As a percentage of total revenue, selling, general and administrative expenses increased from 18.3% in 1994 to 18.4% in 1995. The dollar increase was primarily attributable to an increase in general and administrative expenses and sales compensation to accommodate the Company's growth. Personnel costs, the largest other component of general and administrative expenses, increased at a slower rate than total revenue. Certain general and administrative expenses are relatively fixed, and the Company was able to leverage these expenses as revenue increased during 1995.

           OPERATING INCOME. Operating income increased by $164,463 or 54.1% from $303,916 in 1994 to $468,379 in 1995. Operating income decreased as a percentage of total revenue from 17.8% in 1994 to 10.3% in 1995.

           OTHER INCOME (EXPENSE). Other income increased by $148,045 from $(4,942) in 1994 to $143,152 in 1995. This increase was primarily due to gains in marketable securities, which were slightly offset by additional interest expense due to higher utilization of the Company's line of credit.

           NET INCOME. Net income after pro forma income taxes increased by $180,564 or 96.6% from $186,859 in 1994 to $367,423 in 1995. Net income after pro forma income taxes decreased as a percentage of total revenue from 10.9% in 1994 to 8.1% in 1995.

LIQUIDITY AND CAPITAL RESOURCES

           Historically, the Company has satisfied its cash requirements principally through borrowings under its line of credit and through operations. As of September 30, 1996, the Company's cash position, including marketable securities, was sufficient to meet its working capital requirements. In addition, the Company had, as of September 30, 1996, $250,000 in additional advances available under its line of credit agreement with a bank. The Company's working capital was $1,158,758 and $1,655,491 at December 31, 1995 and September 30, 1996, respectively.

           CASH FLOW

           Operating activities used net cash totaling $169,209 and $317,205 during 1994 and 1995, and $118,727 for the nine months ended September 30, 1996. The Company has not generated cash flow from operating activities due to the working capital requirements resulting from the rapid growth of the Company. Trade accounts receivable increased $167,109 and $281,908 for 1994 and 1995, respectively, and increased $229,157 for the nine months ended September 30, 1996. Inventory increased by $44,638, $42,200, and $216,667 for the same periods.

           Investing activities used cash totaling $36,493,$28,805 and $243,182, respectively, during the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996. The Company's investing activities that used cash during these periods were primarily related to cash advances to an affiliate (Thermaire, Inc.) and capital expenditures.

           Financing activities provided (used) cash totaling $(8,548) and $16,375 during 1994 and 1995. During 1994, $81,227 was provided from the issuance of Common Stock. For the first nine months of 1996, financing activities provided net cash of $92,324 as a result of the sale of treasury stock, and an increase in borrowings of $50,000 under its line of credit. The Company's primary source of additional financing is from amounts available on its line of credit ($250,000 at September 30, 1996), and the proceeds of $1,000,000 from a private placement of common stock. The line of credit has been used principally to finance accounts receivable and inventory purchases. Of the proceeds received from the sale of securities, $350,000 is expected to be used for working capital, and the balance of $650,000 to be used to purchase Thermaire, Inc.

           During the next twelve months, the Company expects to incur an estimated $100,000 for capital expenditures, a majority of which is expected to be incurred for specialized computer production equipment. The actual amount and timing of such capital expenditures may vary substantially depending upon, among other things, the Company's level of growth.

           ASSET MANAGEMENT

           The Company's cash flow from operations has been affected primarily by the timing of its collection of trade accounts receivable. The Company typically sells its products and services on short-term credit terms and seeks to minimize its credit risk by performing credit checks and conducting its own collection efforts. The Company had trade accounts receivable of $340,605 and $622,512 at December 31, 1994 and 1995, respectively, and $851,669 at September 30, 1996. The number of days' sales outstanding in trade accounts receivable was 73 days, 50 days and 56 days at those dates. Bad debt expenses have been insignificant (less than .01%) for each of these periods.

                             DESCRIPTION OF PROPERTY

           The Company has a lease for a term of five years in Houston, Texas, which consists of 18,155 square feet of office space, which will expire on August 31, 2000. This lease has been divided into administrative offices, computer production operations and warehouse facilities. Management believes that it has the ability to sustain a 100% sales growth without having to expand its facilities or relocate its offices. The Company also leases a small office in Clarksburg, West Virginia to provide a facility for its technical and engineering personnel who reside in that State. The Company does not own any real property.

           Rent expense for the years ended December 31, 1994 and 1995, and the nine months ended September 30, 1996 was $33,910, $79,269 and $75,000, respectively. The Company is obligated to pay rent expense under its lease in the amounts of $109,000, $109,000, $109,000 and $73,000 for each of the years ending 1997, 1998, 1999 and 2000, respectively.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

           The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the date of this Registration Statement, by (i) each person or entity known to the Company to own beneficially 5% or more of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the named executive officers, and (iv) all officers and directors as a group.

                             NAME AND ADDRESS            AMOUNT AND NATURE OF     PERCENTAGE
      TITLE OF CLASS         OF BENEFICIAL OWNER         BENEFICIAL OWNERSHIP      OF CLASS
      --------------         -------------------         --------------------      --------
          Common             William A. Coskey, P.E.(1)      4,762,899               36.27%
                             600 Century Plaza Drive
                             Building 140
                             Houston, Texas 77073

          Common             Hulda L. Coskey(2)              4,750,000               36.18%
                             600 Century Plaza Drive
                             Building 140
                             Houston, Texas 77073

All executive officers and directors as a group (2)          9,512,899               72.45%

(1) William A. Coskey is the beneficial owner of 4,750,000 shares of the Company's Common Stock. Include in this amount is 12,800 shares of the Company's Common Stock that are held in the name William A. Coskey, as Custodian for minor children.

(2) Hulda L. Coskey is the beneficial owner of 4,750,000 shares of the Company's Common Stock.

CHANGE IN CONTROL

           The Company does not have any agreements in place with any of its executive officers or employees that would be affected by a change in control of the Company.

                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                               AND CONTROL PERSONS

           The directors and executive officers of the Company are as follows:


NAME                           AGE      POSITION HELD
---------------------------    ---      -------------
William A. Coskey, P.E. (1)     44      Chairman of the Board, Chief
                                        Executive Officer and President
Hulda L. Coskey (1)             41      Chief Financial Officer, Vice President
                                        - Finance, Director
Rex S. Zerger                   60      Vice President - Sales & Marketing,
                                        Director
David W. Gent, P.E.             43      Director
Robert S. Moreland (2)          46      Director
------------
(1)        William A. Coskey and Hulda L. Coskey are husband and wife.
(2) Mr. Moreland resigned as a director effective as of September 15, 1996.

           WILLIAM A. COSKEY is the founder of the Company and has served as Chairman of the Board, Chief Executive Officer and President since the Company's formation in September 1985. Prior to founding the Company, Mr. Coskey served as Manager of Corporate Development for Keystone International, Inc., a public company listed on the New York Stock Exchange, and was responsible for all acquisition and merger activities of Keystone International, Inc. during the period 1984 to 1985. Mr. Coskey had formerly held the position of President of Syntech Associates, Inc., an engineering services company located in Houston, Texas for the period 1979 to 1984. Mr. Coskey, an Honors Graduate, received a B.S. in Electrical Engineering from Texas A&M University in 1975. He is a Registered Professional Engineer, and is also a member of the Instrument Society of America.

           HULDA L. COSKEY has served as Chief Financial Officer of the Company since June 1994. Prior to that time, and since 1985, Mrs. Coskey has held the positions of Vice President and Secretary/Treasurer of Industrial Data Systems, Inc., a Texas corporation. Her primary responsibilities were to develop and initiate procedures for daily operations of the company and to oversee those operations, including but not limited to all accounting, finance and personnel functions. Mrs. Coskey received a B.S. in Accounting from the University of Houston in 1978.

           REX S. ZERGER has served as Vice President - Sales and Marketing for the Industrial Products Division since June 1, 1996. Mr. Zerger was elected as a Director on December 15, 1996. For more than the past ten years, Mr. Zerger held various management positions with Texas Microsystems, including Senior Vice President - Sales and Marketing and Senior Vice President Mobile Products Group. His responsibilities included the establishment of domestic and international sales channels. Most recently, Mr. Zerger was responsible for the establishment of the Mobile Products Group of

Texas Microsystems which developed the hand held, rugged PC branded "Hardbody". He was also responsible for the formation of Texas Micro Express, a direct marketing channel. Mr. Zerger received a B.S. in Mechanical Engineering from the University of SW Louisiana in 1960.

           DAVID W. GENT, P.E. has served as a director of the Company since June 1994. Mr. Gent has held the position of Vice President - Engineering of Bray Valve & Controls, a subsidiary of Bray International, Inc., located in Houston, Texas, with the responsibility of overseeing several departments that include Engineering, Data Processing, Quality Control and Purchasing, since September 1991. Prior to that time, Mr. Gent founded and served as President of SofTest Design Corporation, a privately held electronic test equipment company for the period 1986 to 1991. Mr. Gent, an Honors Graduate, received a B.S. in Electrical Engineering from Texas A&M University in 1975. He is a Registered Professional Engineer, and a member of the Instrument Society of America.

           ROBERT S. MORELAND resigned as a member of the board of directors in September 1996 to pursue other personal interests. Mr. Moreland served as a Director for the period June 1994 to September 15, 1996. Mr. Moreland is the President and Chief Executive Officer of Micrologic, Inc., a company engaged in electronics manufacturing, located in Houston, Texas.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

           The Company does not have a Compensation Committee. Compensation for the past several years for the Company's executive officers and employees has been determined by the President and Chief Executive Officer.

                             EXECUTIVE COMPENSATION

DIRECTOR'S COMPENSATION

           Employee directors of the Company do not receive any additional compensation for their services as a member of the board of directors of the Company. Independent directors do not receive any compensation for each board meeting attended, nor do they receive compensation for each committee meeting attended. The Company does not pay out-of-pocket expenses incurred by independent directors to attend board and committee meetings.

EXECUTIVE COMPENSATION

           The following table sets forth information concerning compensation for services in all capacities awarded to, earned by, or paid to, the Company's Chief Executive Officer and the most highly compensated executive officer of the Company whose aggregate cash compensation exceeded $100,000 (the "Named Executive Officers") during the years ended December 31, 1994, 1995 and for the nine months ended September 30, 1996.

                               ANNUAL COMPENSATION
                        -------------------------------------
NAME AND PRINCIPAL                               OTHER ANNUAL      ALL OTHER
POSITION                YEAR   SALARY    BONUS   COMPENSATION    COMPENSATION
------------------      ----   ------    -----   ------------    ------------
                                 ($)      ($)        ($)             ($)

William A. Coskey,      1996   54,000      -          -               -
P.E., Chief Executive   1995   72,000   103,305       -               -
Officer and President   1994   51,000      -          -               -

              At December 31, 1995, investments in real estate limited partnerships were assigned to William and Hulda Coskey. The transaction was recorded on the Company's books at a value of $103,305, and was in lieu of cash compensation during 1995.

              The Company believes that its success is attributed in part to its ability to attract and keep quality management personnel. The Company intends to pursue growth using an entrepreneurial management style, giving responsible management broad latitude to manage the administration, sales, consulting and production operations, including profit and loss responsibility.

EMPLOYMENT AGREEMENTS

              The Company has not entered into any employment agreements with any of its executive officers or employees.

401(K) PLAN

              On January 1, 1993, the Company adopted a Section 401(k) Profit Sharing Plan and Trust (the "Plan"). The Plan is intended to qualify for tax exemption under Section 401(k) of the Code and is subject to the Employee Retirement Income Security Act of 1974. The Plan is administered by management of the Company and all of the Company's employees are allowed to participate, who, as of the enrollment eligibility dates under the Plan, have completed at least 90 days of service with the Company and have elected to participate in the Plan. Employees may contribute up to 15% of their annual compensation, which is matched by the Company under a defined formula. In addition, the Company may make discretionary contributions to the Plan, for the benefit of all participants, at the election of the board of directors. Employee contributions are fully vested at all times and contributions by the Company vest on a schedule of 20% per year over a six-year period, commencing with the second year of employment.

KEY MAN INSURANCE

              William A. Coskey is a key employee of the Company and the loss of Mr. Coskey could adversely affect the Company's business. The Company maintains, and is the beneficiary of, a life insurance policy on the life of Mr. Coskey. The face amount of such policy is $600,000. The continuance of such policy is at the discretion of the Board of Directors and may or may not continue in the future.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

              The board of directors has adopted a policy requiring that all transactions between the Company and its officers, directors, principal stockholders and their affiliates be on terms no less favorable to the Company than could be obtained from unrelated third parties and that any such transactions be approved by a majority of the disinterested members of the Company's board.

CERTAIN SHAREHOLDER AGREEMENTS

              The Company does not have, nor has it ever had, any shareholder agreements in place with any of its shareholders.

CONSULTING AGREEMENT

              The Company has entered into consulting agreements with professionals who provide engineering and design services on a contract basis.

LOANS

              The Company has not made any loans to any of its directors, executive officers or employees.

CERTAIN RELATED BUSINESS TRANSACTIONS

              During the past several years, the Company has not entered into any related party transactions with any of its directors, employees or shareholders.

                            DESCRIPTION OF SECURITIES

              The following summary outlines certain provisions with respect to the number of shares authorized, par value, and does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Company's Articles of Incorporation and Bylaws are being filed herein as Exhibits to this Registration Statement, in accordance with applicable laws.

COMMON STOCK

              The Company is authorized to issue 75,000,000 shares of its Common Stock, $.001 par value, of which 13,129,999 shares were issued and outstanding prior to this Registration Statement. Holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on matters to be voted on by the stockholders of the Company. Holders of shares of Common Stock will be entitled to receive dividends if any, when, as and if declared by the board of directors and to share ratably in the assets of the Company legally available for distribution to its stockholders, in the event of the liquidation, dissolution or winding-up of the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. On August 15, 1995, the Company issued 600,000 shares of Common Stock which are currently held in an escrow account pending completion of the acquisition by the Company exercising its option to pay $600,000 and obtain a release of the shares.

TRANSFER AGENT AND REGISTRAR

              The transfer agent and registrar for the Company's Common Stock is Pacific Stock Transfer, P.O. Box 93385, Las Vegas, Nevada 89193.

                                     PART II

                MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                   COMMON STOCK AND OTHER SHAREHOLDER MATTERS

              The Company's Common Stock, $.001 par value per share, is traded on the NASDAQ Electronic Bulletin Board System under the symbol "IDDS".

                                                       HIGH               LOW
YEAR ENDED DECEMBER 31, 1995
First Quarter.............................            0.750             0.750
Second Quarter............................            1.000             0.375
Third Quarter.............................            1.000             0.875
Fourth Quarter............................            1.000             0.750

NINE MONTHS ENDED SEPTEMBER 30, 1996
First Quarter.............................            1.125             0.750
Second Quarter............................            0.875             0.375
Third Quarter.............................            4.250             0.875

              The foregoing figures, are based on information published by financial sources, do not reflect retail markups or markdowns and may not represent actual trades.

              As of the date of this Registration Statement, the Common Stock was held by approximately 320 shareholders of record.

                                 DIVIDEND POLICY

              The Company has never declared or paid a cash dividend on the Common Stock. The payment of dividends in the future will depend on the Company's earnings, capital requirements, operating and financial position and general business conditions. The Company intends to retain any future earnings for reinvestment in its business and does not intend to pay cash dividends in the foreseeable future. The Company has not entered into any agreement which restricts its ability to pay dividends on its Common Stock in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                LEGAL PROCEEDINGS

              From time to time, the Company is involved in various legal proceedings arising in the ordinary course of business. To management's knowledge, the Company is not currently involved in any material legal proceedings and is not aware of any legal proceeding threatened against it.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

              There are no changes in and disagreements with the Company's accountants on accounting and financial disclosure.

                     RECENT SALES OF UNREGISTERED SECURITIES

              The following table summarizes the date, name, title and amount of all transactions which relate to the sale of the Company's Common Stock that have not been registered under the Securities Act of 1934, as amended, during the past three years:

                                                                     AMOUNT OF
DATE                 NAME AND TITLE OF PURCHASER               SECURITIES SOLD
----------------     ---------------------------               ---------------
July 23, 1994        John Cameron (1)                                   15,000
July 23, 1994        Charles Pollock, et ux (2)                         15,000
July 26, 1994        Nevada investors - 504 Reg. D Offering            500,000
                     (1994) (3)
August 1, 1994       William A. Coskey (4)                           4,762,800
                     Chairman, President, Chief Executive
                     Officer, Director
August 1, 1994       Hulda L. Coskey (5)                             4,750,000
                     Chief Financial Officer,
                     Vice President - Finance, Director
July 30, 1996        Investors 504 Reg. D Offering (1996)(6)         2,499,000

(1) The amount of 15,000 shares of the Company's Common Stock were issued to John Cameron in consideration of a loan that was made to the Company in the amount of $5,000 on July 23, 1994. These shares of Common Stock were issued in reliance upon the "private placement" exemption under the Securities Act of 1933 (the "Act'). These shares of Common Stock will not be available for sale in the open market without prior registration and are subject to Rule 144 under the Act.

(2) The amount of 15,000 shares of the Company's Common Stock were issued to Charles Pollock, et ux, in consideration of a loan that was made to the Company in the amount of $5,000, on July 23, 1994.

           These shares of Common Stock were issued in reliance upon the "private placement" exemption under the Securities Act of 1933 (the "Act'). These shares of Common Stock will not be available for sale in the open market without prior registration and are subject to Rule 144 under the Act.

(3) The amount of 500,000 shares of the Company's Common Stock were issued in reliance upon the exemption contained in Rule 504, promulgated by the Securities and Exchange Commission as part of Regulation D.

(4)        The amount of 4,762,800 shares of Common Stock issued to William A.
           Coskey, a founder of the Company, include 4,750,000 shares that were issued in exchange for the consideration of fifty percent (50%) or 100,000 shares of Industrial Data Systems, Inc., a Texas corporation that was merged into Industrial Data Systems Corporation on August 1, 1994, and 12,800 shares of Common Stock that are held in the name of William A. Coskey, as Custodian for Minor Children. The 12,800 shares of Common Stock were purchased through the private placement offering on November 5, 1994. The 12,800 shares of Common Stock were issued in reliance upon the "private placement" exemption under the Securities Act of 1933 (the "Act'). The 4,762,800 shares of Common Stock will not be available for sale in the open market without prior registration and are subject to Rule 144 under the Act.

(5)        The amount of 4,750,000 shares of Common Stock were issued to Hulda
           L. Coskey, a founder of the Company in exchange for the consideration of fifty percent (50%) or 100,000 shares of Industrial Data Systems, Inc., a Texas corporation which was merged into Industrial Data Systems Corporation on August 1, 1994. These shares of Common Stock were issued in reliance upon the "private placement" exemption under the Securities Act of 1933 (the "Act'). The 4,750,000 shares of Common Stock will not be available for sale in the open market without prior registration and are subject to Rule 144 under the Act.

(6) On July 30, 1996, the Company issued 2,499,999 shares of Common Stock to five (5) investors in exchange for the consideration of nine hundred ninety-nine thousand and nine-hundred ninety-nine dollars ($999,999). These shares of Common Stock were issued in reliance on the exemption of Rule 504, promulgated by the Securities and Exchange Commission as part of Regulation D.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

              The Company's Articles of Incorporation provide that, to the fullest extent permitted under Nevada corporation law, the Company will indemnify any officer or director who is, was, or is threatened to be made a party to any proceeding because he or she (1) is or was a director or officer, or (2) while a director or officer, at the Company's request, was serving as a director, officer, partner, venturer, proprietor, trustee, employee or agent of another entity.

              The Company's Articles of Incorporation also provide that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages from breaches of fiduciary duties, except for liability (i) for any breach of the duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or in knowing violation of the law; or (iii) for any transaction from which a director or officer has derived an improper personal benefit.

                                     PART IV

                          INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE

Independent Auditor's Report ..............................................  27

Consolidated Balance Sheets, December 31, 1994 and 1995 and September 30,
              1996 (unaudited) ............................................  28

Consolidated Statements of Income for the Years Ended December 31, 1994
              and 1995 and for the Nine Months Ended September 30, 1995
              and 1996 (unaudited) ........................................  29

Consolidated Statement of Stockholders' Equity for the Period from
              January 1, 1994 through September 30, 1996 ..................  30

Consolidated Statements of Cash Flows for the Years Ended December 31,
              1994 and 1995 and for the Nine Months Ended September 30,
              1995 and 1996 (unaudited) ...................................31-32

Notes to Consolidated Financial Statements ................................33-38

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Industrial Data Systems Corporation and Subsidiary d.b.a. IDS Technical Services

We have audited the accompanying consolidated balance sheets of Industrial Data Systems Corporation and Subsidiary as of December 31, 1994 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Industrial Data Systems Corporation and Subsidiary as of December 31, 1994 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Hein & Associates, L.L.P.
Houston, Texas
March 12, 1996

                       INDUSTRIAL DATA SYSTEMS CORPORATION
                                 AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                               DECEMBER 31,
                                                         ------------------------   September 30,
                                                            1994         1995           1996
                                                         ----------   -----------    -----------
                                                                                     (unaudited)
ASSETS

CURRENT ASSETS:
    Cash and cash equivalents:
        Cash in bank .................................   $  254,968   $   342,304    $   191,099
        Mutual funds .................................       14,089       231,528        350,602
                                                         ----------   -----------    -----------
                                                            269,057       573,832        541,701
    Marketable securities, at market value:
        Trading ......................................      156,988       238,423        233,104
        Available-for-sale ...........................       83,268        32,655         54,953
                                                         ----------   -----------    -----------
                                                            240,256       271,078        288,057
    Account receivable - trade, less allowance
        for doubtful accounts of $22,453 in
        1994 and $16,121 in 1995 and 1996,
        respectively .................................      340,605       622,512        851,669
    Advances and note receivable due from an affiliate         --            --          144,046
    Inventory ........................................       97,314       139,514        356,181
    Note receivable from sale of common stock ........         --            --          999,999
    Note receivable from employee ....................       10,570          --             --
                                                         ----------   -----------    -----------
           Total current assets ......................      957,802     1,606,936      3,181,653
                                                         ----------   -----------    -----------

PROPERTY AND EQUIPMENT, net ..........................       38,526       106,283        126,754

OTHER ASSETS .........................................      111,052         2,000         38,804
                                                         ----------   -----------    -----------

           Total assets ..............................   $1,107,380   $ 1,715,219    $ 3,347,211
                                                         ==========   ===========    ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Note payable to bank .............................   $     --     $    50,000    $   100,000
    Demand note due brokers (collateralized
        by marketable securities) ....................        7,896          --             --
    Accounts payable .................................       70,513       113,478        315,577
    Accrued expenses and other current liabilities ...       68,823       117,714        178,205
    Income taxes payable .............................       65,560       166,986        132,381
                                                         ----------   -----------    -----------
           Total current liabilities .................      212,792       448,178        726,163

DEFERRED INCOME TAX ..................................         --          31,423         31,423

COMMITMENTS (Notes 6 and 11)

STOCKHOLDERS' EQUITY:
    Note receivable from sale of common stock ........         --            --         (799,999)
    Net unrealized gain on marketable securities, net         3,057         1,289          3,417
    Common stock, .001 par value; 75,000,000 shares
        authorized; 10,000,000 shares issued in
        1994; 10,630,000 shares issued in 1995;
        13,129,999 shares issued in 1996 .............       10,000        10,630         13,130
    Additional paid-in capital .......................      808,977       817,397      1,839,683
    Retained earnings ................................       72,554       439,977        749,533
                                                         ----------   -----------    -----------
                                                            894,588     1,269,293      2,605,763
    Treasury stock, 38,700 shares in
        1995 and 19,800 in 1996, at cost .............         --         (33,675)       (16,138)
                                                         ----------   -----------    -----------
           Total stockholders' equity ................      894,588     1,235,618      2,589,625
                                                         ----------   -----------    -----------

           Total liabilities and stockholders' equity    $1,107,380   $ 1,715,219    $ 3,347,211
                                                         ==========   ===========    ===========

       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                       INDUSTRIAL DATA SYSTEMS CORPORATION
                                 AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME

                                                       YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                              ----------------------------------------   ------------
                                                 1994           1995          1995          1996
                                              -----------    -----------   -----------   ------------
                                                                                         (unaudited)
OPERATING REVENUES:
    Product sales .........................   $   941,477    $ 1,354,888   $ 1,023,377   $  1,443,425
    Consulting fees .......................       770,179      3,170,298     2,485,753      2,709,085
                                              -----------    -----------   -----------   ------------
                                                1,711,656      4,525,186     3,509,130      4,152,510
OPERATING EXPENSES:
    Cost of revenues:
        Product ...........................       607,077        982,422       693,690        950,963
        Consulting ........................       481,395      2,223,281     1,667,441      1,921,013
    Selling, general and administrative ...       313,280        833,473       532,582        907,341
    Depreciation ..........................         5,988         17,631        13,395         21,691
                                              -----------    -----------   -----------   ------------
                                                1,407,740      4,056,807     2,907,108      3,801,008

OTHER INCOME (EXPENSE):
    Realized gains on marketable securities        25,990         97,727        58,578        136,668
    Other income ..........................         4,372          6,841          --           13,619
    Unrealized gain (loss) on marketable
        securities ........................       (36,898)        29,932        35,078         (9,711)
    Interest income (expense), net ........         1,594          8,653         6,378         (4,424)
                                              -----------    -----------   -----------   ------------
                                                   (4,942)       143,153       100,034        136,152
                                              -----------    -----------   -----------   ------------

INCOME BEFORE INCOME TAXES ................       298,974        611,532       702,056        487,654

PROVISION FOR INCOME TAXES:
    Federal ...............................        38,975        217,572       239,000        161,478
    State .................................        16,910         26,537        24,000         16,620
                                              -----------    -----------   -----------   ------------
                                                   55,885        244,109       263,000        178,098
                                              -----------    -----------   -----------   ------------

NET INCOME BEFORE PRO FORMA
    INCOME TAXES ..........................       243,089        367,423       439,056        309,556

PRO FORMA INCOME TAXES ....................        56,230           --            --             --
                                              -----------    -----------   -----------   ------------

NET INCOME AFTER PRO FORMA
    INCOME TAXES ..........................   $   186,859    $   367,423   $   439,056   $    309,556
                                              ===========    ===========   ===========   ============

PRO FORMA NET INCOME
    PER COMMON SHARE ......................   $       .02    $       .04   $       .04   $        .03
                                              ===========    ===========   ===========   ============

WEIGHTED AVERAGE COMMON
    SHARES OUTSTANDING ....................     9,604,100     10,002,630    10,000,000     10,030,000
                                              ===========    ===========   ===========   ============

       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                       INDUSTRIAL DATA SYSTEMS CORPORATION
                                 AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
             PERIOD FROM JANUARY 1, 1994 THROUGH SEPTEMBER 30, 1996

                                                                                              UNREALIZED
                              Note Receivable    COMMON STOCK        ADDITIONAL               GAIN (LOSS)
                               from sale of   --------------------    PAID-IN       TREASURY ON MARKETABLE RETAINED
                               Common Stock     SHARES     AMOUNT     CAPITAL        STOCK     SECURITIES  EARNINGS        TOTAL
                                 ---------    ----------   -------   -----------    --------    -------    ---------    -----------
BALANCES, January 1,
1994 .........................   $    --       9,500,000   $ 9,500             0    $   --      $(2,609)   $ 627,490    $   634,381

Net income prior to
conversion to C
Corporation ..................        --            --        --            --          --         --        170,535        170,535

Conversion of S
Corporation to
C Corporation ................        --            --        --         798,025        --         --       (798,025)          --

Net income after
conversion to
C Corporation ................        --            --        --            --          --         --         72,554         72,554

Change in unrealized
gain on marketable
securities ...................        --            --        --            --          --        5,666         --            5,666

Distributions to
stockholders .................        --            --        --         (69,775)       --         --           --          (69,775)

Issuance of common stock;
$.30 per share ...............        --         500,000       500       149,500        --         --           --          150,000

Offering costs ...............        --            --        --         (68,773)       --         --           --          (68,773)
                                 ---------    ----------   -------   -----------    --------    -------    ---------    -----------
BALANCES, December 31,
1994 .........................        --      10,000,000    10,000       808,977        --        3,057       72,554        894,588

Issuance of common
stock; $.30 share ............        --          30,000        30         8,970        --         --           --            9,000

Purchases of treasury
stock; 64,500 shares .........        --            --        --            --       (58,750)      --           --          (58,750)

Sales of stock from
treasury; 25,800
shares .......................        --            --        --              50      25,075       --           --           25,125

Stock issued in
connection with
contingent purchase
transaction ..................        --         600,000       600          (600)       --         --           --             --

Change in unrealized
gain on marketable
securities ...................        --            --        --            --          --       (1,768)        --           (1,768)

Net income ...................        --            --        --            --          --         --        367,423        367,423
                                 ---------    ----------   -------   -----------    --------    -------    ---------    -----------
BALANCES, December 31,
1995 .........................        --      10,630,000    10,630       817,397     (33,675)     1,289      439,977      1,235,618

Issuance of common
stock; 8.40 per
share (unaudited) ............    (799,999)    2,499,999     2,500       997,499        --         --           --          200,000

Purchases of treasury
stock; 10,500
shares (unaudited) ...........        --            --        --            --        (8,188)      --           --           (8,188)

Sales of stock for
treasury; 29,400
shares (unaudited) ...........        --            --        --          24,787      25,725       --           --           50,512

Change in unrealized
gain on marketable
securities (unaudited) .......        --            --        --            --          --        2,128         --            2,128

Net income (unaudited) .......        --            --        --            --          --         --        309,556        309,556
                                 ---------    ----------   -------   -----------    --------    -------    ---------    -----------
BALANCES, September 30,
1996 (unaudited) .............   $(799,999)   13,129,999   $13,130   $ 1,839,683    $(16,138)   $ 3,417    $ 749,533    $ 1,789,626
                                 =========    ==========   =======   ===========    ========    =======    =========    ===========

                       INDUSTRIAL DATA SYSTEMS CORPORATION
                                 AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              Years Ended December 31,         September 30,
                                                                              -----------------------     -------------------------
                                                                                1994          1995          1995            1996
                                                                              ---------     ---------     ---------     -----------
                                                                                                                (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ...............................................................    $ 243,089     $ 367,423     $ 439,056     $   309,556
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation .............................................................        5,988        17,631        13,395          21,691
Increase (decrease) in
trading securities, net ..................................................      (20,043)      (81,435)     (142,466)          5,319
Increase in:
Receivables, net .........................................................     (167,109)     (281,908)     (585,931)       (229,157)
Inventory ................................................................      (44,638)      (42,200)      (48,155)       (216,667)
Accounts payable .........................................................       54,489        42,965       161,579         202,099
Other current liabilities ................................................      100,025       150,317       246,868          25,886
Deferred income tax expense
(benefit) ................................................................       (9,675)       41,098          --              --
Non-cash compensation provided
to officers ..............................................................      103,305          --            --
Other, net ...............................................................        7,083             9          --              --
                                                                              ---------     ---------     ---------     -----------
Net cash provided by
operating activities .....................................................      169,209       317,205        84,346         118,727

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures .....................................................      (30,118)      (85,388)      (59,490)        (42,162)
Advances to affiliate ....................................................         --            --            --          (144,046)
Purchases of available-for-sale
securities ...............................................................       (7,375)      (76,367)         --           (21,872)
Proceeds from sale of available-for-sale securities ......................        1,000       132,950        21,762           1,702
Other ....................................................................         --            --          (2,156)        (36,804)
                                                                              ---------     ---------     ---------     -----------
Net cash used in investing activities ....................................      (36,493)      (28,805)      (39,884)       (243,182)

CASH FLOWS FROM FINANCING
ACTIVITIES:
Increase in notes payable, net ...........................................      (20,000)       50,000        50,000          50,000
Proceeds from issuance of common stock, net ..............................       81,227          --           9,000            --
Purchase of treasury stock ...............................................         --         (58,750)      (20,687)         (8,188)
Sales of stock from treasury .............................................         --          25,125        13,587          50,512
Distributions to stockholders ............................................      (69,775)         --            --              --
                                                                              ---------     ---------     ---------     -----------
Net cash provided by (used in)
financing activities .....................................................       (8,548)       16,375        51,900          92,324
                                                                              ---------     ---------     ---------     -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS ................................      124,168       304,775        96,362         (32,131)

CASH AND CASH EQUIVALENTS, at
beginning of year ........................................................      144,889       269,057       269,057         573,832
                                                                              ---------     ---------     ---------     -----------
CASH AND CASH EQUIVALENTS, at
end of year ..............................................................    $ 269,057     $ 573,832     $ 365,419     $   541,701
                                                                              =========     =========     =========     ===========
- Continued -

       See accompanying notes to these consolidated financial statements

                                       31

                       INDUSTRIAL DATA SYSTEMS CORPORATION
                                 AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              Years Ended December 31,         September 30,
                                                                              -----------------------     -------------------------
                                                                                1994          1995          1995            1996
                                                                              ---------     ---------     ---------     -----------
                                                                                                                (unaudited)
SUPPLEMENTAL DISCLOSURES:
Interest paid $ ..........................................................        1,577     $   4,103     $   3,190     $     8,328
Income taxes paid ........................................................    $    --       $  40,000     $  40,000     $    79,616
                                                                              =========     =========     =========     ===========
NON-CASH TRANSACTIONS:
Issuance of common stock for
services provided ........................................................    $    --       $   9,000     $   9,000     $      --
Issuance of common stock (600,000
shares) in connection with a
contingent business acquisition ..........................................         --            --            --              --
Common stock issued in exchange
for a note receivable ....................................................    $    --       $    --       $    --       $ 1,000,000
                                                                              =========     =========     =========     ===========

       See accompanying notes to these consolidated financial statements.

                       INDUSTRIAL DATA SYSTEMS CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (The Information Subsequent to December 31, 1995 is Unaudited)

1.         ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

           ORGANIZATION - The accompanying consolidated financial statements include the accounts of Industrial Data Systems Corporation (IDS), a Nevada corporation, and its wholly-owned subsidiary Industrial Data Systems, Inc., a Texas corporation, d.b.a. IDS Technical Services. Effective August 1, 1994, IDS (the Company) exchanged 9,500,000 shares of its common stock for the outstanding shares of Industrial Data Systems, Inc. (Texas), a corporation wholly owned by the majority stockholders of the Company. This transaction involved companies under common control and, therefore, is accounted for similar to a pooling of interests. The accompanying consolidated financial statements include the accounts of Industrial Data Systems, Inc. (Texas) beginning January 1, 1994. All significant intercompany balances and transactions have been eliminated in consolidation.

           INVENTORY - Inventory is composed of computer components and finished goods and is carried at the lower of cost or market value on the first-in, first-out (FIFO) method of accounting. The majority of inventory at December 31, 1994 and 1995 and September 30, 1996 consisted of computer components.

           MARKETABLE SECURITIES - Marketable securities to be held to maturity are stated at amortized cost. Marketable securities classified as available-for-sale are stated at market value, with unrealized gains and losses reported as a separate component of stockholders' equity, net of deferred income taxes. If a decline in market value is determined to be other than temporary, any such loss is charged to earnings. Trading securities are stated at market value, with unrealized gains and losses recognized in earnings.

           PROPERTY AND EQUIPMENT - Property and equipment is stated at cost, adjusted for accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, which range from five to seven years.

           INVESTMENTS IN REAL ESTATE LIMITED PARTNERSHIPS - Investments in real estate limited partnerships were carried at the lower of cost or estimated fair market value of the underlying real estate. These investments were assigned to two officers, who are also major stockholders of the Company, during 1995 in lieu of cash compensation.

           INCOME TAXES - IDS accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement and tax bases of its existing assets and liabilities. Income tax expense or benefit

                       INDUSTRIAL DATA SYSTEMS CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (The Information Subsequent to December 31, 1995 is Unaudited)


1.         ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
           (CONTINUED):

           represents the current tax payable or refundable for the period plus or minus the tax effect of the net change in the deferred tax assets and liabilities during the period.

           Prior to its merger with IDS in fiscal 1994, Industrial Data Systems, Inc. (Texas) was a Subchapter S Corporation as provided under the Internal Revenue Code. Accordingly, the taxable income or loss for this entity was reported in the stockholders' individual tax returns. Upon its merger with IDS, deferred taxes were recorded on the date of the merger for the differences between the financial and tax bases of its assets and liabilities at that date. Pro forma income taxes have been provided in the accompanying statement of income for the year ended December 31, 1994 as if the Company had been taxable for the entire year.

           CASH AND CASH EQUIVALENTS - Cash and cash equivalents include cash in bank and investments in highly liquid money market mutual funds.

           USE OF ESTIMATES - The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying results. Actual results could differ from these estimates.

           NET INCOME PER COMMON SHARE - Net income per common share was computed by dividing net income by the weighted average number of average common shares outstanding. There were no common equivalent shares outstanding during the periods presented. For purposes of computing the weighted average number of common shares outstanding, common stock held in escrow accounts for issuance upon the closing of the contingent purchase transaction (see Note 11) and upon payment of the $1,000,000 note issued in exchange for 2,499,999 shares of common stock (see Note 9) have not been reflected as outstanding.

           INTERIM FINANCIAL INFORMATION - The accompanying financial information as of September 30, 1996 and for the nine months ended September 30, 1995 and 1996 has been prepared, without audit, pursuant to the rules and regulations of the United States Securities and Exchange Commission. The financial information reflects all adjustments, consisting of normal recurring accruals, which are, in the opinion of management, necessary to fairly present such information in accordance with generally accepted accounting principles.

                       INDUSTRIAL DATA SYSTEMS CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (The Information Subsequent to December 31, 1995 is Unaudited)

2.         CONCENTRATION OF CREDIT RISK:

           The Company manufactures and distributes industrial and portable computers and computer monitors to commercial companies primarily in the United States and provides pipeline engineering services primarily to major integrated oil and gas companies. The caption product sales in the accompanying income statement represents sales of industrial and portable computers. The caption consulting fees represents pipeline engineering service revenues. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company assesses its credit risk and provides an allowance for doubtful accounts for any accounts which it deems doubtful for collection.

           The Company maintains deposits in banks which may exceed the amount of federal deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any possible deposit loss is minimal.

3.         MARKETABLE SECURITIES:

           Marketable securities at December 31, 1994 are summarized as follows:

                                              Gross                      Fair
                                            Unrealized                   Market
                                   Cost       Gains        Losses        Value
                                 --------    --------     ---------     --------
Trading:
    Common stocks ...........    $168,886    $  2,493     $ (41,391)    $129,988
    Other ...................      25,000       2,000          --         27,000
                                 --------    --------     ---------     --------
                                  193,886       4,493       (41,391)     156,988
Available-for-sale:
    Corporate bonds .........      36,992        --          (3,375)      33,617
    Municipal bond ..........      43,219       6,432          --         49,651
                                 --------    --------     ---------     --------
                                   80,211       6,432        (3,375)      83,268
                                 --------    --------     ---------     --------

                                 $274,097    $ 10,925     $ (44,766)    $240,256
                                 ========    ========     =========     ========

           Marketable securities at December 31, 1995 are summarized as follows:

                                              Gross                      Fair
                                            Unrealized                   Market
                                   Cost       Gains        Losses        Value
                                 --------    --------     ---------     --------
Trading:
    Common stocks ...........    $183,491    $ 26,896     $  (6,973)    $203,414
    Other ...................      25,000      10,009          --         35,009
                                 --------    --------     ---------     --------
                                  208,491      36,905        (6,973)     238,423
Available-for-sale -
    Mutual fund .............      31,366       1,289          --         32,655
                                 --------    --------     ---------     --------
                                 $239,857    $ 38,194     $  (6,973)    $271,078
                                 ========    ========     =========     ========

                       INDUSTRIAL DATA SYSTEMS CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (The Information Subsequent to December 31, 1995 is Unaudited)

4.         PROPERTY AND EQUIPMENT:

           Property and equipment consists of the following:

                                           December 31,
                                      -------------------------   September 30,
                                         1994            1995          1996
                                      ---------       ---------     ---------
Furniture and fixtures .........      $  22,237       $  42,859     $  46,758
Computer equipment .............         39,460         104,226       144,040
                                      ---------       ---------     ---------
                                         61,697         147,085       190,798
Accumulated depreciation .......        (23,171)        (40,802)      (64,044)
                                      ---------       ---------     ---------

                                      $  38,526       $ 106,283     $ 126,754
                                      =========       =========     =========

5.         NOTE PAYABLE TO BANK:

           The Company has a line of credit with a bank of $350,000 at prime plus 1% (9.5% at September 30, 1996). The line of credit, which expires on June 11, 1997, is collateralized by inventory and is guaranteed by the stockholders of the Company. There was $100,000 outstanding under the line at September 30, 1996.

6.         LEASE:

           The Company leases office space under a non-cancelable operating lease. In 1995, the Company leased additional space in the same building. Total rent expense for the year ended December 31, 1994 and 1995 and for the nine months periods ended September 30, 1995 and 1996 was $33,910, $79,269, $52,494 and $79,865 respectively. Future minimum rentals due under non-cancelable operating leases with an original term of at least one year are as follows:

              YEAR ENDING DECEMBER 31,
              ------------------------
                       1996                 $102,000
                       1997                  109,000
                       1998                  109,000
                       1999                  109,000
                       2000                   73,000
                                            --------
                                            $502,000

                       INDUSTRIAL DATA SYSTEMS CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (The Information Subsequent to December 31, 1995 is Unaudited)


7.         PROFIT SHARING PLAN:

           The Company has a 401(k) profit sharing plan covering substantially all employees. Under the terms of the plan, the Company will make matching contributions equal to 50% of employee contributions up to 3% of employee compensation, as defined. Employees may make contributions up to 15% of their compensation, subject to certain maximum contribution limitations. The employer's contributions vest on a schedule of 20% per year beginning in the second year for the first six years of employment. The Company made contributions of $8,813, $33,214, $20,626 and $30,573 for the years ended December 31,
           1994 and 1995 and for the nine month periods ended September 30, 1995 and 1996, respectively.

8.         MAJOR CUSTOMERS:

           The Company had sales to one major customer totaling approximately $2,927,000 for 1995, representing 63% of total revenue for the year. At December 31, 1995, amounts due from customers in excess of 10 % of trade accounts receivable amounted to $220,680, all of which was due from a single customer.

9.         STOCKHOLDERS' EQUITY:

           During October of 1994, the Company issued 500,000 shares of common stock at $.30 per share in a private placement transaction. Proceeds from the offering totaled $81,227, net of offering expenses.

           The Company issued 2,499,999 shares of common stock in exchange for three non-interest bearing notes totaling $999,999. As of September 30, 1996, the shares of common stock were being held in escrow. Subsequent to September 30, 1996, the Company was paid the entire amounts due under the notes.

10.        FEDERAL INCOME TAXES:

           The Company has deferred tax assets and liabilities at December 31, 1994 and 1995 as follows:

                                                  1994        1995
                                                --------    --------

           Deferred tax assets ..............   $ 16,667    $  6,000
           Deferred tax liabilities .........     (6,992)    (37,423)
                                                --------    --------

           Net deferred tax asset (liability)   $  9,675    $(31,423)
                                                ========    ========

                       INDUSTRIAL DATA SYSTEMS CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (The Information Subsequent to December 31, 1995 is Unaudited)


10.        FEDERAL INCOME TAXES (CONTINUED):

           The expected actual income tax expense (based upon the federal rate of 34%) for the year ended December 31, 1995 and for the nine month periods ended September 30, 1995 and 1996 differs from actual income tax expense, primarily because of state income taxes incurred by the Company.

11.        COMMITMENTS:

           The Company has issued 600,000 shares of its common stock to acquire another company in a contingent purchase transaction. These shares are currently held in an escrow account pending completion of the acquisition by the Company exercising its option to repurchase the shares of the Company's stock held in escrow for one dollar per share. Should the Company not elect to exercise this option, these shares will be returned to the Company without cost and the proposed business combination will be rescinded. The Company's option to acquire this company expires in February 1997. In connection with this transaction, the Company has entered into an agreement to purchase the facilities of this company, subject to completion of the contingent purchase transaction, for $500,000 cash on or before February 15, 1997. Should the Company not complete the property purchase, it will lose its $100 earnest money deposit.

           The Company's financial statements do not reflect the accounts of the company to be acquired as of any date or for any period covered by the accompanying financial statements. Should the business combination be completed, it will be accounted for on the purchase method of accounting. The shares of common stock issued by the Company and held in escrow have been reflected as issued and outstanding in the accompanying financial statements.

           The Company has advanced $144,046 to this company as of October 31, 1996. Of the amounts advanced, $30,100 has no stated terms. The remaining $113,946 was advanced under a factoring agreement. Advances under the factoring agreement are collateralized by substantially all tangible assets of the borrower.

12.        FAIR VALUE OF FINANCIAL INSTRUMENTS:

           The Company's financial instruments consist of trade receivables and payables, investments in mutual funds, marketable securities and a revolving note payable due a bank. The investments in mutual funds and marketable securities are carried at their estimated fair value in the accompanying balance sheet. Management believes the carrying values of the remaining financial instruments approximate their fair values.

                        DESCRIPTION AND INDEX OF EXHIBITS

2 Agreement and Plan of Reorganization for the Purchase of Industrial Data Systems, Incorporated, dated August 1, 1994

2.1 Action by Written Consent of the Board of Directors for the Purchase of Industrial Data Systems, Incorporated, a Texas corporation, dated August 1, 1994

2.2 Action by Written Consent of the Shareholders for the Purchase of Industrial Data Systems, Incorporated, a Texas corporation, dated August 1, 1994

2.3 Stock Acquisition Agreement for the Purchase of Thermaire Incorporated, d.b.a. Thermal Corporation, dated August 15, 1995

2.4        Escrow Agreement for the Purchase of Thermaire Incorporated, d.b.a.
           Thermal Corporation, dated August 15, 1995

2.5 Earnest Money Contract for the Purchase of Thermal Corporation's Manufacturing Facility, dated August 15, 1995

2.6 Offering Memorandum, 504D Offering of 500,000 Shares of Common Stock in the State of Nevada, dated July 26, 1994

2.7 Action by the Board of Directors regarding the 504D Stock Offering of 2,499,999 Shares of Common Stock, dated July 10,1996

2.8 Agreement for Amendment and Substitution of Subscription Agreement and Notes, dated July10, 1996

2.9 Stock Purchase Subscription Agreement from World Glory Company Limited, dated July 10, 1996

2.10 Stock Purchase Subscription Agreement from Asian Harvest Corporation Limited., dated July 10, 1996

2.11 Stock Purchase Subscription Agreement from Silver Course Corporation, dated July 10, 1996

2.13 Stock Purchase Subscription Agreement from Pines Intervest Corporation, dated July 10, 1996

2.14 Stock Purchase Subscription Agreement from Wilton Assets Corp., dated July 10, 1996

3          Articles of Incorporation, dated June 20, 1994

3.1        Corporate Charter, dated June 22, 1994

3.2        Bylaws dated June 22, 1994

4.1        Revolving Credit Line with Texas Commerce Bank, N.A., dated June 11,
           1996

4.2 Promissory Note plus Restricted Common Stock to John H. Cameron, dated July 23, 1994

4.3 Promissory Note plus Restricted Common Stock to Charles B. Pollock, et ux, dated July 23, 1994

4.4 Promissory Note payable to Industrial Data Systems Corporation from World Glory Company Limited., dated July 15, 1996

4.5 Promissory Note payable to Industrial Data Systems Corporation from Asian Harvest Corporation, Ltd., dated July 15, 1996

4.6 Promissory Note payable to Industrial Data Systems Corporation from Silver Course Corporation, dated July 15, 1996

4.7 Promissory Note payable to Industrial Data Systems Corporation from Pines Intervest Corporation, dated July 15, 1996

4.8 Promissory Note payable to Industrial Data Systems Corporation from Wilton Assets Corp. dated July 15, 1996

10 Lease Agreement between Industrial Data Systems, Incorporated, a Texas corporation, and American General Life Insurance Company, dated January 16, 1991

10.1 First Amendment to Lease Agreement between Industrial Data Systems, Incorporated, a Texas corporation, and American General Life Insurance Company, dated December 7, 1993

10.2 Second Amendment to Lease Agreement between Industrial Data Systems Corporation, a Nevada corporation, and American General Life Insurance Company, dated December 29, 1994

10.3 Third Amendment to Lease Agreement between Industrial Data Systems Corporation, a Nevada corporation, and American General Life Insurance Company, dated December 8, 1995

10.4 Lease Agreement between Industrial Data Systems Corporation, a Nevada corporation, and Clarksburg,WestVirginia Masonic Building, dated June 1, 1995

10.5 Adoption Agreement for Nonstandardized Code 401(k) Profit Sharing Plan, dated January 1, 1993

21         Subsidiary of the Registrant

24         Power of Attorney

                                   SIGNATURES

           In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               INDUSTRIAL DATA SYSTEMS CORPORATION

Dated: January 24, 1997         By: /S/ WILLIAM A. COSKEY
                                        William A. Coskey, P.E., Chairman of
                                        the Board, President and Chief
                                        Executive Officer

                                By: /S/ HULDA L. COSKEY
                                        Hulda L. Coskey, Chief Financial
                                        Officer, Director

                                By: /S/ REX S. ZERGER
                                        Rex S. Zerger, Vice President - Sales &
                                        Marketing, Director

                                By: /S/ DAVID W. GENT
                                        David W. Gent, P.E., Director